UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2007

Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:

THE AES CORPORATION

4300 Wilson Boulevard
Arlington, VA 22203

The AES Corporation
Retirement Savings Plan

Financial Statements as of December 31,
2007 and 2006, and for the Year Ended December 31, 2007, and

Supplemental Schedules as of and for the Year Ended December 31, 2007, and

Report of Independent Registered Public Accounting Firm

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The AES Corporation Retirement Savings Plan

Arlington, VA

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held at end of year as of December 13, 2007, and of reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

McLean, VA

June30, 2008

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Cash	$586,563	$125,685
Participant-directed investments-at fair value	195,340,482	153,387,458
Non Participant-directed investments in The AES Corporation common stock-at fair value	230,444,338	274,704,073
Total cash and investments	426,371,383	428,217,216

RECEIVABLES:
Participant contributions	1,185,231	1,206,320
Employer contributions	13,008,536	15,534,760
Receivables for securities sold	928,644	425,534
Total receivables	15,122,411	17,166,614

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	441,493,794	445,383,830

Adjustments from fair value to contract value for fully benefit responsive investment contracts	348,824	554,665

NET ASSETS AVAILABLE FOR BENEFITS	$441,842,618	$445,938,495

See notes to financial statements

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS:
Contributions:
Participant	$14,597,076
Employer	19,477,035
Total contributions	34,074,111

Investment income:
Net depreciation in fair value of investments	(9,279,645)
Interest and dividends	13,825,851
Total investment income	4,546,206
Total additions	38,620,317

DEDUCTIONS:
Benefits paid to participants	(42,716,194)
DECREASE IN NET ASSETS	(4,095,877)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	445,938,495
End of year	$441,842,618

See notes to financial statements

THE AES CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.                      PLAN DESCRIPTION

The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that covers all regularly scheduled full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may make pre-tax contributions to the Plan up to the lesser of an annual maximum determined by the Internal Revenue Service, or 20% of a participant’s salary. Participants may also make after-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. During 2007 and 2006, the Company matched up to 5.0% of each participant’s compensation, as defined by the Plan, up to an annual maximum determined by the Internal Revenue Service. Matching contributions made by the Company are made in common stock of AES.

In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan, up to an annual maximum determined by the Internal Revenue Service. Profit-sharing contributions are made in the Company’s common stock. During 2007 and 2006, the Company contributed 9.5% and 11.0% of compensation as profit sharing allocations, respectively.

Participant Accounts–Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plan’s earnings or losses. The allocation of earnings or losses is based on the balance of each investment type in the participant’s account.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Investments–The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of AES and various money market and mutual funds. Participants also have the option of establishing a self-directed account which is invested pursuant to the participant’s instructions. Company contributions are automatically initially invested in AES common stock.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.

Participant Loans—Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2007, ranged from 4.50% to 10.00% with maturities ranging from 2008 to 2017.

Payment of Benefits— If the value of a participant’s vested interest does not exceed $5,000, on termination of employment other than due to death of the participant, such amount will generally be distributed in a cash lump sum; provided, however, if the participant’s vested interest is between $1,001 and $5,000 and the participant fails to elect a direct rollover or to receive a cash lump sum payment, the Plan will make an automatic rollover to an IRA with Merrill Lynch on the participant’s behalf.  If the value of a participant’s vested interest exceeds $5,000, on termination of employment other than due to death of the participant, the participant (i) may elect to receive a lump-sum amount in common stock of AES, cash or a combination of both, equal to the value of the participant’s vested interest in his or her account or (ii) may elect to receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed 25 years or the participant’s life expectancy.  On termination of employment due to death, however, the participant’s entire interest will generally be distributed no later than 5 years after the participant’s death if distributions have not commenced and at least as rapidly as under the method of distribution being used if distributions have commenced. At December 31, 2007 and 2006 there were benefits due to participants who have withdrawn from participation in the plan of $473,442 and $2,624, respectively that were payable and not disbursed at year-end.

Forfeitures—At December 31, 2007 and 2006, forfeited nonvested accounts totaled $3,945,340 and $576,655, respectively.  Forfeitures from nonvested accounts that were added from terminated participant accounts during the year ended December 31, 2007 were $3,946,630. Forfeitures are applied to reduce future Company contributions. During the year ended December 31, 2007, employer contributions were reduced by $548,024 from forfeited nonvested amounts.

Voting Rights-The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.

Administration—The Plan is administered by an Administrative Committee appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Guidance—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, (“SFAS No. 157”). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The standard establishes a fair value hierarchy that prioritizes the information used to develop assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy, with expanded disclosure for those measurements based on unobservable data.

This standard will apply to the Plan’s financial statements for periods beginning after January 1, 2008. The impact of SFAS No. 157 on the Plan’s financial statement disclosures will require the Plan to categorize how fair value is determined between Level 1, Level 2, and Level 3 for all plan investments.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS No. 115, (“SFAS No. 159”), which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. This standard does not impact the Plan’s financial statements as assets and liabilities are currently reported at fair value.

In May 2008, FASB issued Statement No. 163, Accounting for Financial Guarantee Insurance Contracts— an interpretation of FASB Statement No. 60 that applies to financial guarantee insurance contracts on how they recognize and measure premium revenue and claim liabilities. This standard is not applicable to AES and does not impact the Plan’s financial statements assets and liabilities.

Valuation of Investments—The Plan’s investments are stated at fair value. All money market and other mutual funds are stated at their quoted market prices which represent the net asset value of shares held by the Plan at December 31, 2007 and 2006.  Common-collective trust funds are stated at fair value as determined by the issuer of the common-collective trust funds based on the fair market value of the underlying investments. Common-collective trust funds with underlying investments in investment contracts are valued at fair market value of the contracts and then adjusted by the issuer to contract value.

The Plan’s Retirement Preservation Trust Fund is a common-collective trust fund. The fund’s investments consist of traditional Guaranteed Investments Contracts (“GICs”), Separate Accounting GICs, and Synthetic GICs. Traditional GICs are issued by an insurance company and rely on the creditworthiness of the insurance company’s general account. Separate Account GICs are issued by an insurance company but rely on the creditworthiness of the investment in a separate account. Synthetic GICs are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third-party (typically a financial institution) and money market instruments. In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), fully benefit responsive investment contracts are presented in the Plan’s financial statements at fair value and then adjusted to contract value.

The GICs held by the Plan are considered to be “fully benefit-responsive” investment contracts.  Contract value (cost plus accrued interest) is the relevant measurement attribute for that portion of the net assets that are fully benefit-responsive investment contracts provided the Trust is established as part of AES defined contribution plan and contract value represents the amount participants in the Trust would receive if they were to initiate permitted transactions under the term of the Plan. The FSP requires the statements of net assets available for benefits present investment contracts that are fully benefit-responsive to be reported at contract value and show an adjustment representing the difference from fair value to contract value on the face of the statement of net assets available for benefits for “fully benefit-responsive” investment contracts. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.

The Company’s stock is traded on the New York Stock Exchange (“NYSE”). The Plan’s investment in the Company’s stock is stated at quoted market value. At December 31, 2007 and 2006, the quoted market value of the Company’s common stock was $21.39 and $22.04 per share, respectively.

All participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the statements of net assets available for plan benefits. The Plan has approximately $230 million in Plan sponsor’s stock. The Plan is exposed to concentration risk that could be mitigated through further diversification.

Administrative Expenses—Administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.

3.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007		2006

The AES Corporation common stock	$230,444,338	*	$274,704,073	*
Merrill Lynch Retirement Preservation Fund	$37,994,850		$29,758,277

*  Non participant-directed

During the year ended December 31, 2007, the Plan’s investments appreciated (depreciated) in value as follows:

	Year ended 2007

The AES Corporation common stock	$(8,184,957)
Merrill Lynch Equity Trust Fund	792,189
Self Directed Investments	1,033,892
Mutual Funds	(2,920,769)
Net depreciation in fair value of investments	$(9,279,645	)(1)

(1) Includes realized gains and (losses) on investments purchased and sold and unrealized gains and (losses) on investments held during the period.

As stated in Note 2—Summary of Significant Accounting Policies, the Plan’s Retirement Preservation Trust Fund is a common-collective trust fund comprised of GICs and money market instruments. Traditional GICs provide a fixed return of principal plus interest (based on the coupon rate) for a specified period of time. Synthetic GICs provide a variable crediting rate that resets at least quarterly.  The crediting interest rate is based on a formula agreed upon with the issuer, that ensures the rate will not be less than zero. These investments are recorded at fair market value in the statements of net assets available for benefits with an adjustment to reflect the investments at their contract value. All contracts are fully benefit-responsive and therefore carried at contract value in accordance with the FSP. Contract value represents contributions to the fund, plus accrued interest, less participant withdrawals. The fair values of the contracts are estimated to be $37,646,026 and $29,203,612 as of December 31, 2007 and 2006, respectively. This compares to contract values of $37,994,850 and $29,758,277 as of December 31, 2007 and 2006, respectively.

The interest rate credited to the participants is reset at least quarterly and in some cases may be reset more frequently. Inputs used to determine the crediting interest rate include each contract’s portfolio market value, current yield to maturity, duration and market value relative to contract value. At December 31, 2007 and 2006 the average yield earned by the trust was 5.50% and 5.57%, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 5.12% and 4.95%, at December 31, 2007 and 2006, respectively.  The weighted average interest crediting rate was 5.25% and 4.99% at December 31, 2007 and 2006, respectively.

4.       NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to The AES Corporation common stock as of December 31, 2007 and 2006, and for the year ended December 31, 2007, is as follows:

	2007	2006
ASSETS:
Common Stock- The AES Corporation-at fair value	$230,444,338	$274,704,073
Employer Contribution Receivable	13,008,536	15,534,760
Net assets available for benefits	$243,452,874	$290,238,833

CHANGES IN NET ASSETS:
Net depreciation	$(8,184,957)	$82,683,814
Employee loan interest	300,721	240,920
Employer contributions	19,477,035	19,969,455
Participant contributions	3,214,202	3,267,890
Benefits paid to participants	(23,992,493)	(12,633,077)
Transfer to participant-directed investments	(37,600,467)	(36,353,924)
Net change	(46,785,959)	57,175,078

Common stock- The AES Corporation, beginning of year	290,238,833 (1)	233,063,755	(1)

Common stock- The AES Corporation, end of year	$243,452,874 (1)	$290,238,833	(1)

(1)             Includes the value of the AES Common stock distribution to the Plan subsequent to year-end to satisfy the employer contribution.

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. At December 31, 2007 and 2006, the Plan held 10,773,461 and 12,463,887 shares, respectively, of common stock of AES, the sponsoring employer, with a cost basis of $111,611,246 and $106,918,803, respectively.

6.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7.                      TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service on May 18, 2004. The Company believes that the Plan, as designed, amended and in operation, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

THE AES CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturiy Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash			$586,563
*	The AES Corporation	Common stock, 10,773,461 shares	$111,611,246	230,444,338
*	Merrill Lynch	Retirement Preservation Trust Fund 37,994,850 shares	**	37,994,850
*	Merrill Lynch	Equity Index Trust Tier 10 (Class A), 142,987 shares	**	16,266,199
	Franklin	Small Mid-Cap Growth Fund (Advisor Class), 148,121 shares	**	5,357,528
	ING	International Value Fund (Class I), 807,201 shares	**	14,997,794
	Pimco	Total Return Fund (Admin Class), 1,197,826 shares	**	12,804,761
	Allianz	Opcap Renaissance Fund (Admin Class), 208,031 shares	**	3,781,999
	Blackrock	Government Income Portfolio Fund (Class I), 445,332 shares	**	4,747,236
	Blackrock	Fundamental Growth Fund, Inc. (Class I), 557,161 shares	**	13,349,566
	Blackrock	Global Small Cap Fund, Inc. (Class I), 343,821 shares	**	8,836,192
	Blackrock	Global Allocation Fund, Inc. (Class I), 916,058 shares	**	18,174,596
	Blackrock	Balanced Capital Fund, Inc. (Class I), 275,279 shares	**	7,226,079
	Blackrock	Basic Value Fund, Inc. (Class I), 541,987 shares	**	16,162,044
	Mainstay	Small Cap Opportunity Fund. (Class I), 299,534 shares	**	4,525,965
	UBS	US Small Cap Growth Fund. (Class Y), 234,450 shares	**	3,427,663
	Self Directed Investments			20,212,030
*	Participant loans	Interest (4.50%- 10.00%), Maturity (2008- 2017)	**	7,824,804

	TOTAL			$426,720,207

*                 Transactions in these investments are considered to be exempt party-in-interest transactions under Department of Labor regulations.

**          Cost information is not required for participant-directed investments and therefore, is not included.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(a) Identity of Party	(b)	(c) Purchase	(d)	(g)	(h) Current Value of Asset on	(i) Net Gain/
Involved	Description of Asset	Price	Selling Price	Cost of Asset	Transaction Date	(Loss)

The AES Corporation	Common stock	$33,131,618	$—	$33,131,618	$33,131,618	$—

The AES Corporation	Common stock	$—	$45,083,129	$24,925,706	$45,083,129	$20,157,423

NOTE:  The item listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

	BY:	/s/ MARY E. WOOD
Mary E. Wood Vice President and Controller (Duly Authorized Officer and Principal Accounting Officer)
Date: June 30, 2008

EXHIBIT INDEX

PAGE
EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm	13

EXHIBIT 99.1

Certification of Periodic Financial Reports	14